UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Quicksilver Resources Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
74837R104
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74837R104
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Mount Kellett Capital Management LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	13,239,146*
(6) Shared Voting Power:	None
(7) Sole Dispositive Power:	13,239,146*
(8) Shared Dispositive Power:	None

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
13,239,146*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable.
(11) Percent of Class Represented by Amount in Row (9): 7.4%*
(12) Type of Reporting Person (See Instructions): IA

*As of December 31, 2014 (the “Reporting Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold an aggregate of 13,239,146 shares of the common stock, par value $0.01 per share (the “Common Shares”), of Quicksilver Resources, Inc., a Delaware corporation (the “Company”). Based on the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2014, as of October 31, 2014, there were 179,983,515 Common Shares issued and outstanding. Accordingly, as of the Reporting Date, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 13,239,146 Common Shares, or 7.4% of the Common Shares deemed issued and outstanding. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of the Common Shares held by the Funds.

Item 1(a). Name Of Issuer:
Quicksilver Resources Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
801 Cherry Street Suite 3700, Unit 19 Fort Worth, Texas 76102
Item 2(a). Name of Person Filing:
Mount Kellett Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is 280 Park Avenue, 4th Floor East, New York, New York 10017
Item 2(c). Citizenship:
State of Delaware
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP No.:
74837R104
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	13,239,146
(b) Percent of Class:	7.4%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	13,239,146
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	13,239,146
(iv) Shared power to dispose or to direct the disposition of:	0

As of December 31, 2014 (the “Reporting Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold an aggregate of 13,239,146 shares of the common stock, par value $0.01 per share (the “Common Shares”), of Quicksilver Resources, Inc., a Delaware corporation (the “Company”). Based on the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 10, 2014, as of October 31, 2014, there were 179,983,515 Common Shares issued and outstanding. Accordingly, as of the Reporting Date, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 13,239,146 Common Shares, or 7.4% of the Common Shares deemed issued and outstanding. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of the Common Shares held by the Funds.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Name: Jonathan Fiorello
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).